EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2016	2015
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$133	$251
Income tax expense	74	174
Fixed charges:
Interest on:
Short-term borrowings	39	22
Long-term debt	400	340
Others	7	8
One third of rents, net of income from subleases	13	14
Total fixed charges, excluding interest on deposits	459	384
Earnings from continuing operations before taxes and fixed charges	$666	$809
Ratio of earnings to fixed charges	1.45	2.11
Preferred stock dividends(1)	$45	$57
Fixed charges, including preferred stock dividends	$504	$441
Ratio of earnings to fixed charges, including preferred stock dividends	1.32	1.83

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$459	$384
Add: Interest on deposits	222	100
Total fixed charges, including interest on deposits	$681	$484
Earnings from continuing operations before taxes and fixed charges	$666	$809
Add: Interest on deposits	222	100
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$888	$909
Ratio of earnings to fixed charges, including interest on deposits	1.30	1.88
Fixed charges, including preferred stock dividends	$504	$441
Add: Interest on deposits	222	100
Fixed charges, including interest on deposits and the preferred stock dividend factor	$726	$541
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.22	1.68

(1)	Preferred stock dividends are grossed up to their pretax equivalents.